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                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                                    June 6, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Mark P. Shuman, Legal Branch Chief
              Hugh Fuller, Staff Attorney

              Re:   One Voice Technologies, Inc.
                    Registration Statement on Form SB-2, filed May 9, 2006 (File No. 333-133932)

Ladies and Gentlemen:

         On behalf of One Voice Technologies, Inc. ("One Voice" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in the comment letter of June 2, 2006.

Form SB-2
---------

1. Please update to provide the audited financial statements for the three months ended March 31, 2006, together with updated textual disclosure. Please see Item 310(b) of Regulation S-B in this regard.

         Response:
         ---------

         We have revised to provide the financial statements for the three months ended March 31, 2006, together with updated textual disclosure, including, but not limited to, management's discussion and analysis or plan of operation, in accordance with Item 310(b) of Regulation S-B.

                                                      Very Truly Yours,

                                                      /S/ ERIC A. PINERO
                                                      --------------------------
                                                      Eric A. Pinero